Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES DRILL RESULTS FROM MONTERDE & SAMPLING AT PERICONES PROJECT

January 17, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Monterde Drill Results

Kimber is pleased to report further drill results from 30 holes at Monterde. These results are from reverse circulation (“RC”) drilling at Monterde on Carmen (MTR) and Carotare (CTR) as well as core drilling on Carmen (CTC). Additionally, there are two reverse holes on El Orito Norte (EOR) and one on Veta Minitas (LMR).

The core holes on Carmen continue to confirm the previously published reverse circulation (“RC”) drilling.

The most noticeable intersections continue to be from the Carmen structure itself, but an unnamed structure adjacent to the old Los Hilos mine in the hanging wall of the Carmen, is proving to be a previously unrecognized high grade shoot (MTR-441: 14 metres of 17.72 g/t gold equivalent).

Drilling on the Carotare has further confirmed the main structure on Carotare East (28 metres of 2.89 g/t gold in CTR-61) but the South Structure does not appear to have significant mineralization.

Veta Minitas (LMR-32) has produced additional intersections over 25 metres in apparent width.

Drilling in January is focused on the high grade zone on Veta Minitas reported in November (LMR-47) and on drilling the El Orito Norte, where access roads have now been built.

Drill data on the Carmen deposit is being further examined to explore the possibility that optimum economics may be achieved with mill feed from both underground and open-pit.

Drill Hole	From	To	Interval	Gold	Silver	Au Eq.
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTR- 37	130	146	16	1.765	3.1	1.81
and	168	178	10	0.698	1.4	0.72
CTR- 51	short intervals of grade
CTR- 55	scattered anomalous
CTR- 56	0	6	6	0.208	82.3	1.31
CTR- 57	scattered anomalous
CTR- 58	scattered anomalous
CTR- 60	scattered anomalous
CTR- 61	84	88	4	1.558	6.5	1.64
and	104	132	28	2.899	10.5	3.04
incl	112	118	6	7.030	11.3	7.18
and	200	206	6	1.013	2.0	1.04
and	218	234	16	0.896	2.1	0.92
EOR- 12	170	184	14	0.019	68.0	0.93
EOR- 13	short intervals of grade
LMR- 32	20	46	26	0.467	112.4	1.97
and	76	102	26	0.779	121.8	2.40
incl	92	96	4	4.843	172.0	7.14
and	194	212	18	2.108	81.2	3.19
and	236	240	4	3.926	45.0	4.53
MTC- 46	76	98	22	1.196	66.1	2.08
and	218	232	14	0.211	56.4	0.96
and	262	274.9	12.9	0.646	57.5	1.41
	hole ended in mineralization
MTC- 50	26	38	12	0.441	69.5	1.37
incl	32	36	4	0.640	77.0	1.67
and	138	144	6	0.998	32.7	1.43
and	152	156	4	1.256	33.0	1.70
and	192	196	4	12.019	167.0	14.25
	hole ended in mineralization
MTC- 52	164	168	4	0.245	116.5	1.80
MTC- 53	32	42	10	0.405	87.6	1.57
and	72	78	6	1.288	135.7	3.10
and	86	90	4	1.268	174.5	3.59
and	120	124	4	0.731	90.5	1.94
and	158	164	6	0.518	38.0	1.02
and	194	198	4	1.619	39.5	2.15
and	264	268	4	1.160	99.5	2.49
MTC- 54	64	72	8	2.192	121.8	3.82
and	124	128	4	0.640	107.5	2.07
and	134	140	6	0.964	46.7	1.59
and	146	150	4	2.113	90.0	3.31
MTC- 55	scattered anomalous
MTC- 56	114	120	6	0.498	86.7	1.65
and	192	198	6	1.029	66.7	1.92
MTC- 57	52	80	28	0.079	41.7	0.63
and	100	104	4	2.906	104.5	4.30
MTC- 58	122	128	6	0.503	39.0	1.02
and	180	186	6	1.818	41.0	2.36
and	218	224	6	13.257	568.0	20.83
and	242	246	4	16.376	549.5	23.70
MTC- 61	42	58	16	0.463	89.0	1.65
incl	44	48	4	1.311	201.5	4.00
and	142	146	4	2.105	21.5	2.39
MTC- 62	50	94	44	0.141	47.7	0.78
and	60	64	4	0.616	73.5	1.60
MTC- 66	88	126	38	1.595	59.7	2.39
MTC- 69	scattered anomalous
MTC- 70	6.1	16	9.9	0.567	62.8	1.40
incl	10	14	4	1.248	100.5	2.59
and	90	124	34	0.187	37.3	0.68
and	176	184	8	0.615	48.8	1.27
and	206	210	4	5.796	120.0	7.40
and	280	284	4	2.332	129.0	4.05
and	294	298	4	2.731	111.0	4.21
MTR-439	26	34	8	1.062	86.3	2.21
MTR-441	0	14	14	15.239	185.9	17.72
incl	0	4	4	50.700	536.0	57.85
MTR-442	66	82	16	0.563	87.8	1.73
and	146	152	6	0.962	37.3	1.46
and	162	166	4	13.397	78.0	14.44
and	172	180	8	1.552	59.3	2.34
MTR-443	78	128	50	0.644	61.3	1.46
incl	92	96	4	3.238	69.5	4.16
incl	104	108	4	1.885	85.5	3.03
and	178	184	6	1.204	27.7	1.57
MTR-444	98	116	18	0.091	53.7	0.81
and	124	148	24	1.269	48.5	1.92
incl	128	134	6	3.643	72.0	4.60

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths on Carmen and Carotare are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

Pericones Project

Kimber is also pleased to report results from the mapping and sampling program at the 6300 hectare Pericones Project located approximately 100 kilometres southwest of Mexico City in Estado de Mexico.

The Pericones project was acquired through staking and covers areas of altered volcanic rock thought to be prospective for bulk tonnage silver deposits. Throughout the property there are numerous old workings which appear to be at least 100 years old.

There are two principal areas of alteration, mineralization, and old workings identified so far: Aguacate and Tejamanil.

Preliminary surface sampling and chip sampling from the old workings as well as geological mapping on the Aguacate area have identified several areas with silver values of potential economic interest. Information on two of these is now sufficient to justify drilling.

Results from two metre chip samples on Aguacate are listed below:

Target			Grade (g/t of silver)
		Number of Samples	From	To	Average

#1	old workings	23	9	380	193
	surface	24	2	332	73

#2	old workings	24	20	420	114

While these are early stage results, they are promising and will allow us to continue with further work to prepare for drilling once permits can be secured. The Tejamanil target requires additional mapping and sampling before drill targets can be identified.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The Company recently acquired a second project, the “Pericones” in Estado de Mexico. This prospective silver system is undergoing a mapping and sampling program with drilling expected in 2007. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck (after January 21, 2007)

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Antonio Aguilar, Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Mr. Jesus Gradias, B.Sc., Project Manager, managed this mapping and sampling program at the Pericones project. Mr. J.B. Richards, P.Eng., Vice President Engineering, acted as the Qualified Person (Q.P.) for this news release. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.